SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras and Chesf Debentures Settlement

Rio de Janeiro, April 22, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs, in addition to the relevant fact disclosed on March 27, 2024, that on this date, the public offering related to its 5th issuance of simple, unsecured, non-convertible debentures, in two series, for public distribution with firm guarantee collocation and best efforts placement was settled, under the automatic registration rite for distribution, without prior analysis, intended exclusively for professional investors and available for recurring issuers of fixed income securities – EFRF, of 3,008,795 debentures, with a unit face value of R$1,000, on the date of issuance, totaling the amount of R$3,008,795,000.00 on the date of issuance, being (i) R$1,988,895,000.00 under the first series of Eletrobras Debentures; and (ii) R$1,019,900,000.00 under the second series of Eletrobras Debentures.

According to a relevant fact disclosed by Companhia Hidro Elétrica do São Francisco on this date, on April 19, 2024, the public offering of the 2nd issuance of simple unsecured debentures, not convertible into shares with additional fiduciary guarantee from Eletrobras, in a single series, for public distribution in the total amount of R$1,000,000,000.00 was also settled, under automatic registration, intended exclusively for professional investors. The issuance was made by CHESF, wherein the Company assumed the role of guarantor and primary payer. Explicitly foregoing certain order benefits, rights and exemption privileges of any nature, being responsible for the complete and timely fulfillment of all main and ancillary obligations undertaken by CHESF.

The table below presents a summary containing the final conditions and the allocation of the Debentures:

Enterprise	Eletrobras	Eletrobras	CHESF
Series	1st Series	2nd Series	1st Series
Kind	Non-incentivized debentures	Non-incentivized debentures	Non-incentivized debentures
Maturity	15/04/2029	15/04/2031	15/04/2029
Final Rate	DI + 0.85% p.a.	DI + 1.00% p.a.	DI + 0.85% p.a.
Amount Allocated (R$)	1,988,895,000.00	1,019,900,000.00	1,000,000,000.00

The following offerings of the subsidiaries remain in the market to date: (i) 5th issuance of simple, unsecured, non-convertible debentures with additional fiduciary guarantee from Eletrobras, in a single series, issued by Centrais Elétricas do Norte do Brasil S.A., in the total amount of R$1,000,000,000.00; and (ii) 5th issuance of simple debentures, unsecured, not convertible into shares with additional fiduciary guarantee from Eletrobras, in a single series, issued by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, in the total amount of R$500,000,000.00.

More information on the issuance of Eletrobras and the issuances of its subsidiaries is available in the minutes of the Board of Directors' meeting held on March 27, 2024, which are filed at the Company's headquarters and available on the websites of the CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com), as well as in the offering documents, which are available on the websites of the CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com).

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.